UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BEST Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

08653C106**

(CUSIP Number)

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F, Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

Telephone: +852 2215-5100

with copies to:

James T. Lidbury

Ropes & Gray

44th Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

+852-3664-6488

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 08653C106

1.	Names of Reporting Persons. Alibaba Group Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 118,259,649 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 118,259,649 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,259,649 Class A Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.9% of Class A Ordinary Shares(1)(2) (representing 29.1% of the total issued and outstanding ordinary shares of the Issuer)(3)
14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons are deemed to beneficially own 118,259,649 Class A ordinary shares, par value US$0.01 per share, of the Issuer (“Class A Ordinary Shares”) based on beneficial ownership of: (i) 10,000,000 American Depositary Shares (“ADSs”) representing a total of 10,000,000 Class A Ordinary Shares, (ii) 94,075,249 Class B ordinary shares, par value US$0.01 per share, of the Issuer (“Class B Ordinary Shares”), which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof, and (iii) US$100,000,000 1.75% Convertible Senior Notes Due 2024 (“Convertible Notes”), which are convertible into 14,184,400 ADSs representing a total of 14,184,400 Class A Ordinary Shares at any time at the option of the holder thereof.

(2) This percentage is calculated based upon 358,908,101 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 11, 2019, assuming conversion of all 94,075,249 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares, and assuming conversion of all of the Convertible Notes held by the Reporting Persons into 14,184,400 ADSs representing 14,184,400 Class A Ordinary Shares.

(3) This percentage is calculated based upon 406,698,799 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 11, 2019, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, (iii) 47,790,698 Class C ordinary shares, par value US$0.01 per share, of the Issuer (Class C Ordinary Shares), plus 14,184,400 ADSs representing 14,184,400 Class A Ordinary Shares into which the Convertible Notes held by the Report Persons can be converted.

CUSIP No. 08653C106

1.	Names of Reporting Persons. Alibaba Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,016,092 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 100,016,092 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,016,092 Class A Ordinary Shares(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.4% of Class A Ordinary Shares(4)(5) (representing 24.6% of the total issued and outstanding ordinary shares of the Issuer)(6)
14.	Type of Reporting Person (See Instructions) CO

(4) The Reporting Persons are deemed to beneficially own 100,016,092 Class A Ordinary Shares based on beneficial ownership of: (i) 10,000,000 ADSs representing a total of 10,000,000 Class A Ordinary Shares, (ii) 75,831,692 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof, and (iii) US$100,000,000 Convertible Notes, which are convertible into 14,184,400 ADSs representing a total of 14,184,400 Class A Ordinary Shares at any time at the option of the holder thereof.

(5) This percentage is calculated based upon 340,664,544 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 11, 2019, assuming conversion of all 75,831,692 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares, and assuming conversion of all of the Convertible Notes held by the Reporting Persons into 14,184,400 ADSs representing 14,184,400 Class A Ordinary Shares.

(6) This percentage is calculated based upon 406,698,799 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 11, 2019, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, (iii) 47,790,698 Class C Ordinary Shares, plus 14,184,400 ADSs representing 14,184,400 Class A Ordinary Shares into which the Convertible Notes held by the Report Persons can be converted.

CUSIP No. 08653C106

1.	Names of Reporting Persons. Ali CN Investment Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,243,557 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 18,243,557 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,243,557 Class A Ordinary Shares(7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% of Class A Ordinary Shares(7)(8) (representing 4.6% of the total issued and outstanding ordinary shares of the Issuer)(9)
14.	Type of Reporting Person (See Instructions) CO

(7) The Reporting Persons are deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

(8) This percentage is calculated based upon 268,892,009 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 11, 2019, assuming conversion of all 18,243,557 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares.

(9) This percentage is calculated based upon 392,514,399 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 11, 2019, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, and (iii) 47,790,698 Class C Ordinary Shares.

CUSIP No. 08653C106

1.	Names of Reporting Persons. Cainiao Smart Logistics Network Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,243,557 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 18,243,557 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,243,557 Class A Ordinary Shares(10)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% of Class A Ordinary Shares(10)(11) (representing 4.6% of the total issued and outstanding ordinary shares of the Issuer)(12)
14.	Type of Reporting Person (See Instructions) CO

(10) The Reporting Persons are deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

(11) This percentage is calculated based upon 268,892,009 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 11, 2019, assuming conversion of all 18,243,557 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares.

(12) This percentage is calculated based upon 392,514,399 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 11, 2019, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, and (iii) 47,790,698 Class C Ordinary Shares.

CUSIP No. 08653C106

1.	Names of Reporting Persons. Cainiao Smart Logistics Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,243,557 Class A Ordinary Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 18,243,557 Class A Ordinary Shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,243,557 Class A Ordinary Shares(13)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% of Class A Ordinary Shares(13)(14) (representing 4.6% of the total issued and outstanding ordinary shares of the Issuer)(15)
14.	Type of Reporting Person (See Instructions) CO

(13) The Reporting Persons are deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

(14) This percentage is calculated based upon 268,892,009 total issued and outstanding Class A Ordinary Shares, as reported in the Issuer’s Form 20-F filed on April 11, 2019, assuming conversion of all 18,243,557 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares.

(15) This percentage is calculated based upon 392,514,399 ordinary shares of the Issuer issued and outstanding as reported in the Issuer’s Form 20-F filed on April 11, 2019, comprised of (i) 250,648,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares, and (iii) 47,790,698 Class C Ordinary Shares.

Introductory Statement

This Amendment No. 2 to Schedule 13D (this “Amendment”) hereby amends and supplements the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on September 29, 2017, as amended on October 19, 2017 (as so amended, the “Original Schedule 13D”, as amended and supplemented by this Amendment, this “Schedule 13D”), on behalf of each of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”), Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”), Ali CN Investment Holding Limited, a company organized under the laws of the British Virgin Islands (“Ali CN”), which is a direct wholly-owned subsidiary of AGHL and an existing shareholder of Cainiao Smart Logistics Network Limited, an exempt company organized under the laws of the Cayman Islands (“Cainiao”), Cainiao and Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands  (“CIL”), which is a direct wholly-owned subsidiary of Cainiao. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

CUSIP No. 08653C106

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 17, 2019, AIL subscribed for and purchased US$100,000,000 of the Company’s Convertibles Notes, at US$1,000 per Note, for a total purchase price of US$100,000,000. The source of the funds used by AIL to purchase the Convertible Notes was AIL’s working capital.

ITEM 4.                PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s businesses, prospects and financial conditions and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, and, subject to the terms of the Shareholders Agreement (as previously defined in the Original Schedule 13D) and compliance with applicable laws, rules and regulations and the Issuer’s Articles (as previously defined in the Original Schedule 13D), the Reporting Persons may in the future take actions with respect to their investments in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investments in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

(c) The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

CUSIP No. 08653C106

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS

Exhibit A of the Original Schedule 13D is hereby amended and replaced in its entirety by Exhibit A hereof.

Exhibit	Description
99.1	Joint filing agreement among AGHL, AIL, Ali CN, Cainiao, and CIL dated September 19, 2019

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 19, 2019

Alibaba Group Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: General Counsel and Secretary

Alibaba Investment Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Ali CN Investment Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Cainiao Smart Logistics Network Limited

By:	/s/ Lin Wan
Name: Lin Wan
Title: Director and President

Cainiao Smart Logistics Investment Limited

By:	/s/ Lin Wan
Name: Lin Wan
Title: Director